Contact

www.linkedin.com/in/petershankar (LinkedIn)

Top Skills

Product Design
Agile Methodologies
Business Analysis

Languages

Swedish

Peter Shankar

Product @ EquityMultiple
New York, New York, United States

Summary

I assemble and lead teams that solve complex capital markets problems with technology. I work on the "Tech" in "FinTech".

Experience

EquityMultiple

9 years

Chief Product Officer
October 2022 - Present (1 year 4 months)
New York, United States

Chief Technology Officer
February 2015 - September 2022 (7 years 8 months)
New York

Forbes Technology Council

Official Member
March 2017 - Present (6 years 11 months)
Greater New York City Area

Mission Capital Advisors

6 years 10 months

Chief Technology Officer
July 2016 - August 2017 (1 year 2 months)
Greater New York City Area

Vice President - Technology
November 2010 - July 2016 (5 years 9 months)
New York, NY

Hispanic Information & Telecommunications Network

Director - Business & Information Systems
June 2009 - October 2010 (1 year 5 months)
Brooklyn, NY

Think Tech Labs

Consultant / Co-Founder

December 2007 - March 2009 (1 year 4 months)

New York, NY

Sungard Investran

Consultant

March 2007 - January 2008 (11 months)

Accenture

Analyst

February 2006 - March 2007 (1 year 2 months)

Education

Lehigh University

M.S., Computer Engineering · (2004 - 2006)

Lehigh University

B.S., Computer Engineering · (2000 - 2004)